[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

                                                                                             September 23, 2005

Mr. John Krug
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549

      RE:
      Affiliates of Broker-Dealers

Dear Mr. Krug:

        As discussed with you earlier today, after Endo Pharmaceuticals Holdings Inc. (the "Company") filed the Pre-Effective Amendment Number 1 to the Registration Statement on Form S-3 (file number 333-128099) ("Amendment No. 1"), the Company received information from The Travelers Insurance Company and The Travelers Life and Annuity Company that such entities are affiliates of broker-dealers. The Travelers Insurance Company and The Travelers Life and Annuity Company are listed on the selling stockholder table found on page S-19 and page 33 of the form of prospectus supplement and the prospectus, respectively, included in Amendment No. 1. The Travelers Insurance Company and The Travelers Life and Annuity Company also informed us that they did not receive the common stock outside of the ordinary course of business nor, at the time of issuance of the common stock, did they have any view or any arrangements or understandings, directly or indirectly, with any person to distribute the shares of common stock.

        Accordingly, and as discussed with you, when we use the prospectus and prospectus supplement forming part of Amendment No. 1, we will update page S-19 of the prospectus supplement and insert "***" next to the names of The Travelers Insurance Company and The Travelers Life and Annuity Company to reflect that they have identified themselves as affiliates of broker-dealers. This will be filed with the SEC pursuant to Rule 424 of the General Rules and Regulations under the Securities Act of 1933.

        Please address any correspondence, oral comment or inquiries to the undersigned at (212) 735-2819. Please send copies of any correspondence with the original by mail to Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, N.Y. 10036.

Very truly yours,
/s/ Jeanine L. McHugh
Jeanine L. McHugh, Esq.

cc:    Caroline Manogue (Endo Pharmaceuticals Holdings Inc.)